United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2017

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On December 5, 2017, GW Pharmaceuticals plc (the “Company”) announced that it intends to sell, subject to market and other conditions, $225 million of American Depositary Shares (“ADSs”) representing ordinary shares of the Company on the Nasdaq Global Market in an underwritten U.S. public offering.  The press release attached as Exhibit 99.1 and is furnished and incorporated by reference herein.

On December 6, 2017, the Company announced the pricing of an underwritten public offering by the Company (the “Public Offering”).  The Company sold 2,400,000 ADSs, representing 28,800,000 ordinary shares of the Company in the Public Offering, at a price to the public of $115.00 per ADS on the Nasdaq Global Market, raising gross proceeds of approximately $276 million (before deducting underwriting discounts, commissions and offering expenses).  The Company granted the underwriters a 30-day option to purchase up to an additional 360,000 ADSs at the public offering price less underwriting discounts and commissions.  The press release announcing the Public Offering is attached as Exhibit 99.2 and is furnished and incorporated by reference herein.

On December 11, 2017, the Company announced the closing of the Public Offering including the full exercise by the underwriters of their option to purchase 360,000 additional ADSs from the Company at a price of $115.00 per ADS, raising gross proceeds of $317,400,000 million (before deducting underwriting discounts, commissions and offering expenses). The press release announcing the closing of the Public Offering is attached as Exhibit 99.3 and is furnished and incorporated by reference herein.

Exhibits

99.1 Press Release dated December 5, 2017

99.2 Press Release dated December 6, 2017

99.3 Press Release dated December 11, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Secretary

Date: December 11, 2017